Exhibit 99.1

Ellomay Capital Ltd. Announces the Approval of the Talasol Project for Financing under the European
Fund for Strategic Investments (Juncker Plan)

Tel-Aviv, Israel, September 21, 2018 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today announced that the project for construction of a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain (the “Talasol Project”), promoted by Talasol Solar S.L. (“Talasol”), which the Company indirectly wholly owns was approved for financing under the European Fund for Strategic Investments (“EFSI” or the “Juncker Plan”).

EFSI is an initiative launched jointly by the European Investment Bank (“EIB”), the European Investment Fund and the European Commission (together, the “EIB Group”).  EFSI is a EUR 26 billion guarantee from the EU budget, complemented by a EUR 7.5 billion allocation of the EIB’s own capital. The total amount of EUR 33.5 billion aims to unlock additional investment of at least EUR 500bn by 2020. EFSI is implemented by the EIB Group and projects supported by it are subject to usual EIB procedures.

As part of Talasol’s process with EIB, EIB is required under its transparency policy (http://www.eib.org/infocentre/publications/all/eib-group-transparency-policy.htm) to publish the EFSI scoreboard of each EFSI project on its website.

The following is the summary project description as it appears on the EFSI operation scoreboard:

“The project comprises the financing, under a project finance scheme, of a solar photovoltaic (PV) plant with a total capacity of ca. 300 MWP. It also includes its overhead grid connection line of ca. 24 km in length and a voltage level of 400 kV and the related transforming substation. The project would be one of the first greenfield renewable energy projects to be financed in Spain following a wide-sector reform implemented in 2014 and amongst the first solar PV projects to be developed on a merchant basis and without any form of government support. In addition, the project will contribute to the EU Climate objectives and will help Spain meet its renewable target of 20% of primary energy generated by renewable sources by 2020. The project would be a major investment to be directly implemented by the promoter. The promoter acquired the project in an advanced development stage, and kept the staff originally involved in its development. In addition, the promoter has selected an owner's engineer to assist in the final development steps, including the tendering process for the Engineering, Procure and Construct (EPC) contract. An experienced EPC contractor has been appointed, and technology from reputable suppliers has been selected - including for PV panels, inverters, single-axis trackers, main transformers, etc. The project has the highest possible score in terms of contribution to EU policy, being eligible within Higher Priority Areas for projects inside the EU, fully accountable towards Climate Action objectives and located in a Cohesion region.”

The continued development of the Talasol Project is subject to risks and uncertainties, including with respect to the occurrence of the conditions subsequent set forth in the Talasol share purchase agreement, and other conditions that are not entirely within the control of the Company or Talasol, as they include the issuance of regulatory approvals and the procurement of project financing on terms acceptable to Talasol. The Company may, in its sole discretion, decide not to pursue the Talasol Project in the event of changes in the market or other circumstances.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies operating or developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the availability of financing for the Talasol Project on terms acceptable to the Company, if any. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: limors@ellomay.com